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(POINTS INTERNATIONAL LTD LOG0)

                   POINTS INTERNATIONAL LTD. OPTIONS EXERCISED

INSIDERS INCREASE DIRECT OWNERSHIP POSITION THROUGH ACQUISITION OF 1.475 MILLION SHARES

TORONTO, February 22nd, 2005 - POINTS INTERNATIONAL LTD. (: PTS, OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management portal, announced today that 1,727,000 options have been recently exercised of which 1.475 million options were exercised by Company insiders and executives. The options exercised by Company insiders and executives were granted on February 14th, 2000 and were otherwise set to expire on February 14th,2005. Of the 1,727,000 options exercised, 1,702,000 were exercised in 2005 and 25,000 were exercised in 2004. The Company raised $863,500 in total.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can exchange points and miles between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Asia Miles(R), and Priority Club(R) Rewards.

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SOURCE: Points International Ltd (TSX Exchange: PTS)
THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

FOR POINTS INTERNATIONAL:

INVESTOR RELATIONS

Steve Yuzpe
Chief Financial Officer, Points International Ltd.
Direct: +1 416 596-6382
Email: steve.yuzpe@points.com

Or

CEOcast, Inc. for Points International
Ed Lewis, 212-732-4300
mwachs@ceocast.com

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BUSINESS DEVELOPMENT INQUIRIES

Christopher Barnard, President, Points International Ltd.
Direct: +1 416 596-6381
Email: christopher.barnard@points.com